Exhibit 1.01

Innospec Inc.

Conflict Minerals Report

1.	INTRODUCTION

This Conflict Minerals Report of Innospec Inc. (“Innospec,” the “Company,” “we” or “our”) for the year ended December 31, 2014, is provided to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as gold, columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such necessary minerals are referred to as “necessary conflict minerals”), but excluding conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or certain adjoining countries, collectively defined as the “Covered Countries.” If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence on source and chain of custody as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.

2.	OVERVIEW

Company Overview

Innospec is an international specialty chemicals company with approximately 1300 employees in 20 countries. Innospec manufactures and supplies a wide range of specialty chemicals to markets in the Americas, Europe, the Middle East, Africa and Asia-Pacific. The Fuel Specialties business specializes in manufacturing and supplying fuel additives that help improve fuel efficiency, boost engine performance and reduce harmful emissions. This business also contains Oilfield Specialties, which provides specialty chemicals for oil & gas drilling and production operations. Innospec’s Performance Chemicals business provides effective technology-based solutions for our customers’ processes or products focused in the personal care industry, polymers, and fragrance ingredients markets. Innospec’s Octane Additives business is the world’s only producer of tetra ethyl lead.

We use a variety of raw materials and chemicals in our manufacturing and blending processes and are committed to sourcing these materials from suppliers that share our values regarding, among other things, human rights, ethics and environmental responsibility. Innospec does not directly purchase conflict minerals from any mines or smelters.

Overview of Innospec’s Conflict Minerals Program and Internal Review Process

Policies and Procedures

In the third quarter of 2014, Innospec added a conflict minerals clause to its standard terms and conditions of purchase requiring suppliers to “ensure that conflict minerals are not necessary to the functionality or production (as defined under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Securities and Exchange Commission Rules issued pursuant to that Act) of the Goods supplied to Innospec.” The clause further provides, “Upon Innospec’s request, the Supplier shall promptly provide to Innospec a signed certification, in such form as Innospec may from time to time require, confirming compliance with the provisions of this clause.” See Innospec Trading T&Cs, available at http://www.innospecinc.com/about-us/innospec-trading-t-cs.

In February 2015, Innospec’s Board of Directors ratified and adopted a written conflict minerals policy regarding the Company’s commitment to maintaining a conflict-free supply chain and setting forth and strengthening the internal review process that Innospec, as a practical matter, already had been following since the effective date of the rule. This policy evidences a strong company management system and internal review requirement led by our Legal & Compliance department and supported by our Regulatory Affairs department, our Supply Chain and Procurement organization, our Research & Technology organization and our product managers. This is discussed more fully in the section below entitled “Due Diligence on Source and Chain of Custody.”

Determinations

In the first quarter of 2014, Innospec reviewed its products that were manufactured or contracted to be manufactured in calendar year 2013 and determined that conflict minerals were not “necessary to the functionality or production” of any of the products as those terms were defined under the Dodd-Frank Act and the Rule which was issued pursuant to that Act. Accordingly, Innospec did not file a Form SD for the 2013 calendar year.

In the first quarter of 2015, Innospec’s Legal & Compliance department directed a review of all products manufactured or contracted to be manufactured by Innospec and its consolidated subsidiaries during calendar year 2014. As part of this internal review, we evaluated all raw materials purchased at each Innospec manufacturing and research and development site. As a result of this review, Innospec determined that, with only one exception (that is discussed below as the basis for this filing), conflict minerals are not “necessary to the functionality or production” of any Innospec products.

With respect to the single exception, Innospec discovered during its review of products for calendar year 2014, that its subsidiary, Bachman Services, Inc. (“Bachman”), which it had acquired in the fourth quarter of 2013, had sold one product containing stannous chloride, a tin compound, to two customers in the U.S. on a few occasions post-acquisition in 2013 and 2014. The product is known as Iron Stay 8004. Bachman contracts with an unaffiliated company to toll manufacture the Iron Stay 8004. Bachman purchases the component material Stannous Chloride Electropure from Univar USA, Inc., as a distributor for Atotech USA Inc (“Atotech”), both of which are also unaffiliated. Innospec has determined that the tin contained in the Stannous Chloride Electropure is necessary to the functionality and production of Iron Stay 8004. As such, Innospec has determined that it is subject to the Rule. Innospec hereby corrects its reporting for calendar year 2013 by also including the aforementioned calendar year 2013 information in this Conflict Minerals Report for the year ended December 31, 2014.

As noted above, Innospec does not purchase conflict minerals directly from smelters or mines and as a result conducted in good faith a reasonable country of origin inquiry (“RCOI”) and undertook due diligence measures on the source and chain of custody reasonably designed to determine whether any of the tin contained in its Iron Stay 8004 product originated in a Covered Country or was from recycled or scrap sources.

3.	REASONABLE COUNTRY OF ORIGIN INQUIRY

Conclusion Based on Reasonable Country of Origin Inquiry

Innospec has concluded in good faith that during 2013 and 2014:

a) One Innospec subsidiary contracted to manufacture one product as to which one conflict mineral (tin) was necessary to the functionality of the product.

b) Based on its RCOI, Innospec has reason to believe that a portion of this necessary conflict mineral may have originated in a Covered Country.

Description of Reasonable Country of Origin Inquiry Efforts

Below is a description of our efforts to determine whether any of the necessary conflict mineral in our product originated in Covered Countries.

In accordance with the Rule, Innospec conducted an RCOI as follows: In the first quarter of 2015, Innospec reached out to its direct supplier as well as to the product manufacturer of the one raw material known to contain a tin compound that was supplied to Innospec’s subsidiary in 2013 and 2014. On April 6, 2015, Atotech, the product manufacturer, provided Innospec with a Conflict Minerals Reporting Template (“CMRT”) in the form provided by the Conflict-Free Sourcing Initiative sponsored by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”). Atotech’s CMRT identified its suppliers and smelters, and revealed that, based on responses from 100% of its suppliers, one of its suppliers uses a smelter in Malaysia (Malaysia Smelter Corporation or “MSC”) that may source some of its tin from a Covered Country. MSC’s website contains information on its tin sourcing and provides, “MSC, as a leading member of the tin association ITRI, has been pro-active in developing the ITRI Tin Supply Chain Initiative (iTSCi) traceability and due diligence system designed to differentiate between conflict and non-conflict sources in high risk areas and promote progressive improvement of the circumstances of mining. All tin concentrates purchased by MSC from Rwanda and Katanga is obtained through the iTSCi programme and therefore according to internationally recognised due diligence guidance.” From MSC’s website http://www.msmelt.com/abt_policy.htm (last visited May 28, 2015).

Based on the information from MSC, we cannot determine whether or not the tin in Iron Stay 8004 may have originated from a Covered Country.

4.	DUE DILIGENCE ON SOURCE AND CHAIN OF CUSTODY

There is significant overlap between our RCOI efforts and our due diligence measures and to a large degree we conducted our RCOI and due diligence simultaneously.

Design of Due Diligence

Innospec’s due diligence measures were designed to conform in all materials respects with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (“OECD Guidance”) and the related Supplement on tin, tantalum, and tungsten, specifically as it relates to “downstream” purchasers. The Company designed due diligence measures that included actions to: (i) establish strong company management systems, (ii) identify and assess risks in the supply chain, (iii) design and implement a strategy to respond to identified risks, (iv) carry out independent third-party audits of supply chain due diligence practices to the extent required by the Rule, and (v) report on supply chain due diligence to the extent required by the Rule.

Establish strong company management systems

In accordance with the OECD Guidance, Innospec’s Board of Directors and Legal & Compliance department have adopted procedures to establish strong company management systems with respect to conflict minerals. Pursuant to such policies, Innospec has established a cross-functional team to address the challenge of conflict minerals in the supply chain and implemented an annual internal conflict minerals review process carried out by that team. Our internal review process is a risk-based review through which we identify suppliers who may supply products to Innospec that may contain conflict minerals and reach out to those suppliers for assurances as needed.

Commencing in January of each year, the Legal & Compliance department directs and oversees a review of Innospec’s products, with input from other departments, product managers and other relevant employees, to make a determination as to whether conflict minerals were “necessary to the functionality or production” of any of the products that Innospec manufactured or contracted to manufacture during the prior calendar year. First and foremost, we examine our products and raw materials to identify any products that contain conflict minerals. To do so, Innospec’s Legal & Compliance department obtains and reviews a report from its Company-wide database of regulatory material and product data (maintained by our Regulatory Affairs department) which enables searches for the presence of conflict minerals in any Innospec products or raw materials.

The Legal & Compliance department also sends a Conflict Minerals Internal Review Assessment Form (“CMIRA”) to certain employees responsible for each Innospec product line, research and technology facility and/or manufacturing location who have been clearly apprised by the Legal & Compliance department and/or Supply Chain management of their responsibilities in connection with our conflict minerals internal review and have sufficient product knowledge and expertise to respond to the inquiry (“Designated Employees”). The Designated Employees are tasked with responding in writing to the CMIRA in which they identify whether Innospec purchased any conflict minerals, or purchased any products known or likely to contain conflict minerals, for any of Innospec’s operations or products in the preceding calendar year. This review includes toll manufacturing, where applicable. If a CMIRA response identifies the purchase of any conflict mineral or product containing a conflict mineral, as discussed further below, the Designated Employee(s) will send an Innospec Conflict Minerals Questionnaire to Suppliers (“CMQ”) to the applicable raw material supplier(s).

If, as a result of the internal review, the Legal & Compliance department determines that conflict minerals were necessary to the functionality or production of any Innospec product manufactured or sold during the prior calendar year, it will commence and oversee an RCOI and otherwise ensure compliance with the Rule.

Innospec maintains records relating to its conflict minerals reviews in accordance with its record retention guidelines and enables employees and stakeholders to report any concerns regarding Innospec’s conflict minerals program through various reporting mechanisms, including a channel for anonymous reporting (where permissible under local law).

Identify and assess risks in the supply chain

Innospec has adopted a risk-based approach to the supplier outreach portion of the annual conflict minerals internal review process, focusing on suppliers of raw materials that are both “necessary to the functionality or production” of any Innospec product and that are known or likely to contain conflict minerals. The Company will send a conflict minerals questionnaire only to those raw material suppliers that (a) directly supply Innospec with products that are known or likely to contain tantalum, tin, tungsten, gold or derivatives thereof; and/or (b) potentially buy tantalum, tin, tungsten, gold or derivatives thereof or utilize those minerals in the manufacturing processes for the materials they supply to Innospec. During the internal review process, Designated Employees are required to identify all those raw material suppliers who fall into one or both of the foregoing categories; to send an Innospec CMQ to those raw material suppliers; and to assist the Legal & Compliance department in collecting completed CMQs from these suppliers and tracking and following up on untimely or unreturned CMQs and/or questionable responses.

Innospec holds quarterly supply chain compliance meetings among supply chain and purchasing staff, during which our conflict minerals policy has been discussed and will continue to be discussed as we strive to develop and implement the most effective internal controls around conflict free sourcing.

In addition, through use of standard terms and conditions of purchase and other communications with suppliers, the Company informs its suppliers of Innospec’s policy to avoid sourcing conflict minerals from the Covered Countries.

Design and implement a strategy to respond to identified risks

Innospec expects its suppliers to refrain from purchasing conflict minerals and to share its commitment to responsible sourcing. Innospec expects its raw material and component suppliers to promptly and accurately respond to its annual CMQs as a condition precedent to purchases.

It is Innospec’s policy that should it ever directly purchase tantalum, tin, tungsten, gold or products containing any of those minerals or derivatives thereof, its suppliers will be expected to commit to the responsible sourcing of those minerals outside of the Covered Countries. Innospec will require such suppliers to have a policy in place to achieve supply chains that do not originate from Covered Countries and be willing to certify as an express condition precedent to Innospec’s purchase that the minerals supplied either did not originate in a Covered Country or came from recycled or scrap sources. As noted above, Innospec has added a conflict minerals clause to its standard purchase terms and conditions.

In addition, the Legal & Compliance department has reported and will report any findings of conflict minerals supply chain risks to senior management of the Company.

Carry out independent third-party audit of supply chain due diligence to the extent required by the Rule

Innospec was not required to obtain an independent private sector audit report for the year ended December 31, 2013 or the year ended December 31, 2014.

Innospec does not have direct relationships with smelters or refiners of conflict minerals. Therefore, it does not carry out audits of these facilities. However, the Company supports audits conducted by third-parties by, for example, urging its suppliers to gather information from their suppliers in order to accurately complete the EICC-GeSI Template. The Company relies on industry efforts to influence smelters and refiners to get audited and certified through the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter program.

Report on supply chain due diligence

This Conflict Minerals Report and the Form SD are available on our website at http://www.innospecinc.com/aboutus/corporate-governance/conflict-minerals and are filed with the SEC. The content of any website referred to in this Conflict Minerals Report is included for general information only and is not incorporated by reference in this Conflict Minerals Report.

Due Diligence Determination

As noted, Innospec narrowed the universe of its products that contain or may contain conflict minerals necessary to the functionality or production of the products to just one product, and sought and obtained information from the one direct supplier of the material containing the conflict mineral (tin), which provided us with information based on the responses it received from its suppliers. Accordingly, Innospec received responses from 100% of its direct suppliers.

Despite its due diligence efforts, the Company was not able to obtain additional information that, if available, could have been relevant to track the mine and location of origin of its necessary conflict mineral.

Inherent Limitations on RCOI and Due Diligence Measures

Our RCOI and due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict mineral. Our processes necessarily depend on us seeking and obtaining data from our direct suppliers, and such direct suppliers in turn seeking and obtaining information within their supply chain to identify the original sources of the necessary conflict mineral.

5.	STEPS TO BE TAKEN TO MITIGATE RISK

The Company intends to take the extra steps described below to mitigate the risk that its necessary conflict mineral might not be from responsible sources in addition to continuing to engage in the activities described above in “Design of Due Diligence.”

Because Innospec has not been able to determine whether or not the tin in Iron Stay 8004 has originated from a Covered Country and has been unable to obtain an equivalent material from an alternative supplier, Innospec has decided to discontinue the manufacture and sale of Iron Stay 8004 by the end of calendar year 2015. Thus, if all else remains the same, commencing with respect to calendar year 2016, Innospec should be able to conclude that no conflict minerals are necessary to the functionality or production of any products manufactured by, or contracted to be manufactured by, Innospec or any of its consolidated subsidiaries.

The Company intends to work to enhance its the due diligence process to obtain more current, complete and reliable information from applicable suppliers about the source and chain of custody of necessary conflict minerals, including information from any smelter used by such a supplier. Over the next year, the Legal & Compliance department will review the steps taken for calendar year 2014 to identify areas where additional and more complete information could be obtained. We will continue to engage with our direct suppliers and encourage them to obtain responses from their suppliers and smelters in order to provide the detailed information needed to comply with the SEC reporting requirements.

Innospec has also posted a statement on its website communicating to suppliers and other stakeholders its commitment to conflict free sourcing.

Finally, the Company will continue to internally monitor material information on the composition of its products and will flag any products or materials containing conflict minerals so that it can collect necessary information from suppliers prior to those materials being integrated into Company products.